August 29, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention: Michael C. Volley

Re:

E-Debit Global Corporation

Item 4.01 Form 8-K

Filed August 24, 2011 File No. 000-32051

Dear Mr. Volley:

This correspondence has been filed on the EDGAR system in response to the Staff’s comments of August 26, 2011.  We have amended our Form 8-K by adding the following sentence to the first paragraph:

The dismissal was approved by the board of directors as the Company does not have a separate audit committee.

The Company acknowledges:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Douglas Mac Donald

Douglas Mac Donald, President & CEO

E-DEBIT GLOBAL CORPORATION